FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 1 May 2005 to19 May 2005

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant's name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

/s/ J M Mills

(Registrant)

Signed:	/s/ J M Mills
Director of Group Secretariat

Dated:	19 May 2005

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Interests of Directors & Connected Persons
– KG Hanna, 4 May 2005

99.2	Notification of Interests of Directors & Connected Persons
– RJ Stack, 5 May 2005

99.3	Notification of Interests of Directors & Connected Persons
– JM Sunderland, 5 May 2005

99.4	Notification of Interests of Directors & Connected Persons
– RJ Stack, 17 May 2005

99.5	Interim Trading Announcement – 19 May 2005

99.6	Restatement of 2004 Results in Accordance with IFRS – 19 May 2005